February 17, 2011

Lyn Shenk

Branch Chief

Securities and Exchange Commission

Washington, DC

Dear Mr. Shenk,

RE:

Play LA Inc.

Form 20-F for Fiscal Year ended December 31, 2009

Filed April 20, 2010

File No. 00-52311

In response to your comment letter dated December 27th, 2010 regarding our treatment of goodwill impairment, and further to our response letter dated October 27h, 2010, we offer the following guidance.

1.

The revenue in each year shown in the ‘Support for Assumptions’ section of the goodwill impairment evaluation for 2009 performed in March, 2010, included in the October 27th, 2010 response for the reporting unit containing the goodwill, is generated only from the reporting unit containing the goodwill.

2.

When we estimated what our revenue growth was likely to be for the reporting unit in 2011 and each following year, we formed this estimate around three main indicators: traffic trends, revenue trends and new advertising potential. Firstly, we looked at what our 2010 revenues were trending like for the reporting unit, and the trend indicated around 30%. ( As of the date of this response letter, our unaudited 2010 revenues for the reporting unit total $669,800…a 28.5% increase over 2009. ) Secondly, we evaluated the opportunity to sell additional major sponsorship advertising space to other advertisers, similar to the advertising contract that we reported in May, 2010. We estimated that if we develop new advertising space on our other sections of our various websites, that we have not yet monetized, we are in effect creating new advertising revenue streams. ( We have five additional sports news websites in this reporting unit that we have yet to develop sponsorship advertising space for. ) We find that advertisers are willing to pay a premium rate for sponsorship space when compared to typical advertising rates for banners and text ads. Thirdly, we evaluated our traffic trends, which we address in point 3. We did not base our growth rate upon probability weighted computations. Instead, we considered the expected industry growth rate of between 10% - 12%, the premium of approximately 100% advertisers are willing to pay for sponsorship space, the available website space that we have unsold presently, our traffic growth trends, and concluded that a 30% revenue growth rate was attainable and reasonable.

3.

In our September 15, 2010 response letter, we indicated web traffic growth of 117%. The period of time this related to was the first six months of 2010 compared to the first six months of 2009. This statement of fact was included to provide one element of support as to why our revenue growth may be greater than the industry average of 10% - 12%. We do not expect that we will experience this rate of website traffic growth year over year indefinitely. However, the foundation of our business strategy is based on publishing quality news articles every day. The major search engines, such as Google and Bing, actively seek out news publishers, and post these articles in their news search results. People find our website when searching for this news, or related keywords. The more news we publish, and the longer we have been publishing, the higher the search engines rank us, and the more trust they attribute to us as a news source. The higher we are ranked in the search engines, the more traffic we receive from the search engines. This is a long term strategy that builds over time. At some point in the future, we may be able to equate the number of visitors our websites receive per article of news we publish, thus becoming able to forecast traffic growth from content production. However, since timing of the news, the topic of the news and popularity of the news subjects vary considerably, we are subject to the volatility of website traffic trends. Therefore, we have to use our best judgment in setting annual estimates. Since we are a relatively new, and small enterprise, rapid growth in the early stages is easier to attain than over a longer period of time. We estimate high double digit web traffic growth is possible for the next few years, with ensuing years more likely to see moderate double digit traffic growth. In regards to how web traffic growth translates into revenue growth, we use the CPM model, or ‘cost per thousand’ model that many digital ad agencies use. Simply put, an advertiser pays based on the amount of visitors, or the amount of times a page displays their ad. The more page views our website serves, the more we charge them. We also charge advertisers on a CPC, or ‘cost per click’ model. Each time one of our website visitors clicks on an advertisers banner or text link, we earn revenue. We also work on a CPA, or ‘cost per acquisition’ basis. This means that our advertiser pays us for each new customer we send them from our website. Sponsorship advertising revenues are based on many different elements of advertiser exposure and customer interactivity, along with web traffic metrics. The amounts charged under all four models varies, based on the advertiser and their type of business, the size of the budget, the type and length of campaign, the time of year, the events happening around the campaign, the expected results, etc. The expected revenue also varies based on whether we sell all our available website advertising space, or if space goes unsold. In order to show the revenue growth associated with each percentage increase in web traffic, we would have to look at 2010 performance. As our overall network traffic increased approximately 63% over 2009, and our revenues increased 28.5% over the same period, revenue growth grew 1% for every 2.2% of traffic growth.

4.

The primary reason that we changed the 3.5 multiple used in our annual impairment testing performed in March 2010, down to a 2.5 multiple when we reviewed our impairment testing in September, 2010, was in reaction to your initial goodwill impairment inquiry letter dated August 16th, 2010. We felt that by bringing this matter to our attention, you were raising the issue of whether we had evaluated the goodwill impairment properly. This caused us to not only thoroughly review our goodwill impairment process again, but to take a more conservative approach to valuing the goodwill. There were no other industry, business operations or strategic factors involved in making the decision to reduce the multiple, other than your inquiry. The effect on our conclusion in regards to the impairment of goodwill for 2009, if a multiple of 2.5 had been used in that evaluation, remains as answered in our October 27th, 2010 response letter, which states as follows:

Conclusion

Our Goodwill Impairment testing performed in March, 2010, and used as a basis in our financial statements in our Form 20-F showed no goodwill impairment. Subsequently, due to the comment letter we received in August, 2010, we performed another test, and modified our multiple used in the analysis. We conclude that based on the re-assessed impairment testing in the 3rd quarter of 2010, we show goodwill impaired by $33,931. We will use the 2.5X multiple in our 2010 year-end goodwill impairment test. If the test shows goodwill impairment, we will adjust our stated goodwill for that reporting unit in the financial year ending December 31, 2010.

Sincerely,

Play LA Inc.

/s/ Brian Cole

H. Brian Cole, Director

Chief Financial Officer